================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 18)

                         CarrAmerica Realty Corporation
                    (Formerly Named Carr Realty Corporation)

                                (Name of Issuer)

                          Common Stock, $.01 Par Value
           ----------------------------------------------------------
                         (Title of Class of Securities)


                                   144418 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                                 (505) 982-9292
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 15, 2001
           ----------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:|_|.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)
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


                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 2 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Group Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  36-3692698

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          28,603,417
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          28,603,417
                 |-------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,603,417

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 3 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Capital Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2985638

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          28,603,417
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          28,603,417
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,603,417

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 4 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  SC Realty Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  88-0330184

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          28,603,417
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          28,603,417
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,603,417

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 5 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Operations Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  52-2146697

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          28,603,417
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          28,603,417
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,603,417

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

 -------------------------                           -----------------
 | CUSIP No. 861907 10 3 |                           |  Page 6 of 10 |
 -------------------------                           -----------------


--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
                  Security Capital Office Business Trust (formerly East Mixed-Use Realty Investors Trust)
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  74-2869172

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             _
                                                                 (a) |_|
                                                                      _
                                                                 (b) |_|
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         BK, OO
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                               _
                                                                     |_|
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
    Number of    |     |     7.  SOLE VOTING POWER
                 |     |
      Shares     |     |          28,603,417
                 |--------------------------------------------------------------
   Beneficially  |     |     8.  SHARED VOTING POWER
                 |     |
     Owned By    |     |          -0-
                 |--------------------------------------------------------------
       Each      |     |     9.  SOLE DISPOSITIVE POWER
                 |     |
    Reporting    |     |          28,603,417
                 |--------------------------------------------------------------
   Person With   |     |     10.  SHARED DISPOSITIVE POWER
                 |     |
                 |     |          -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,603,417

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               _
                                                                     |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         45.7%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON REPORTING

         CO
--------------------------------------------------------------------------------

         This Amendment No. 18 is filed by Security Capital Group Incorporated ("Security Capital Group"), a Maryland corporation, SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), and Security Capital Office Business Trust (formerly East Mixed-Use Realty Investors Trust) a Maryland real estate investment trust and subsidiary of Operations ("East"), and amends the Schedule 13D originally filed (as previously amended, the "Schedule 13D") by Security Capital Group, SC-Realty and Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-Realty. This Amendment No. 18 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

         On November 15, 2001, pursuant to a Purchase and Sale Agreement entered into on that date (the "Purchase and Sale Agreement"), Carr agreed to purchase 9,200,000 shares of Common Stock held by Security Capital Group for consideration of $265,420,000 in cash. As a result of the purchase, Security Capital Group's ownership of Common Stock will be reduced from 28,603,417 shares, or 45.7% of the outstanding Common Stock to 19,403,417 shares of Common Stock, or 37.4% of the outstanding Common Stock (after giving effect to the cancellation by Carr of the Common Stock acquired by Carr in the transaction reported herein). Pursuant to the Stockholders Agreement, Security Capital Group has the right to nominate a number of directors to the Carr board in proportion to Security Capital Group's ownership of Common Stock (but not more than 40%). A copy of the Purchase and Sale Agreement is attached hereto as Exhibit 17 and incorporated herein by reference.

         Separately, on November 15, 2001 Security Capital Group sent a letter to Carr exercising its rights (the "Registration Request") pursuant to the Registration Rights Agreement, dated as of April 30, 1996, by and among SC-Realty, Holdings and Carr, and to which Security Capital Group has become party as a result of the transactions between Security Capital Group, SC-Realty and Holdings and the consent granted by Carr pursuant to that certain letter agreement dated July 28, 2000 between Carr and Security Capital Group, to request that Carr promptly file a shelf registration statement (the "Registration Statement") on Form S-3 for the registration under the Securities Act of 1933, as amended, of 19,403,417 shares of Common Stock which are owned by Security Capital Office Business Trust, an indirectly owned subsidiary of Security Capital Group. A copy of the Registration Request is attached hereto as
Exhibit 18 and is incorporated herein by reference.

         The Registration Statement must be filed by Carr and declared effective by the SEC before Security Capital Group can sell any shares of Common Stock under the Registration Statement. Security Capital Group requested the filing of the Registration Statement to provide for maximum flexibility as Security Capital Group works towards achieving its long-term stated objectives.

         If the Registration Statement is filed and declared effective, Security Capital Group may from time to time offer and sell any or all the shares of Common Stock covered by the Registration Statement. The registration of Common Stock does not necessarily mean that Security Capital Group will sell all or any of the Common Stock.

         Security Capital Group may sell shares of Common Stock under the Registration Statement directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. Shares of Common Stock may be sold from time to time by Security Capital Group or by its permitted pledgees, transferees or other successors in interest to Security Capital Group. The distribution of the shares of Common Stock may be effected in one or more transactions that may take place through the New York Stock Exchange, including block trades or ordinary broker's transactions, or through broker-dealers acting either as principal or agent, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by Security Capital Group in connection with such sales.

         Notwithstanding the Registration Request, Security Capital Group may decide not to sell its shares of Common Stock pursuant to the Registration Statement or otherwise, and intends to continue to actively consider a wide range of transactions with respect to each of its investments, including Carr, and may, from time to time, enter into discussions with Carr and/or third parties, concerning Security Capital Group's holdings of Common Stock and possible future extraordinary transactions involving Security Capital Group and Carr, which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Security Capital Group also reserves the right, based on all relevant factors, and consistent with its contractual obligations, to change its investment intent with respect to Carr at any time in the future, to dispose of all or a portion of its holdings of Common Stock, or to change its intention with respect to any or all of the matters referred to in this Schedule 13D. However, any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Security Capital Group is subject or which otherwise apply to the purchase or sale of Common Stock or Security Capital Group's investment in Carr including, without limitation, the relevant "standstill" provisions of the Stockholders Agreement as previously described in this Schedule 13D. Nothing contained herein is intended to indicate any intent to act otherwise than in accordance with such provisions and covenants, to modify any such provisions or to encourage Carr or any other person to do so.

         In reaching any conclusion as to its future course of action, including whether or not to sell its shares of Common Stock pursuant to the Registration Statement or otherwise, Security Capital Group will take into consideration various factors, such as Carr's business and prospects, other developments concerning Carr, other business opportunities available to Secu-rity Capital Group, developments with respect to the business of Security Capital Group, its contractual obligations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock and of Security Capital Group's own common stock. There can be no assurance as to whether Security Capital Group will take any action with respect to its ownership of Common Stock, or enter into any discussions with Carr or with any third parties with respect to the Common Stock or Carr, whether such discussions will lead to any transaction that might be considered or agreed to by any third party, Carr or Security Capital Group, the terms of any such transaction, or the timing or certainty of any such transaction.

         Security Capital Group also issued a press release on November 16, 2001 announcing the Purchase and Sale Agreement and the Registration Request, a copy of this press release is attached hereto as Exhibit 19 and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Exhibit 17 Purchase and Sale Agreement by and between Security Capital Group and Carr, dated as of November 15, 2001.

Exhibit 18        Letter from Security Capital Group to Carr, dated November 15,
                  2001.

Exhibit 19        Security Capital Group Press Release, dated November 16, 2001.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                    SECURITY CAPITAL GROUP INCORPORATED


                                    By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Senior Vice President and Secretary


                                    SC CAPITAL INCORPORATED


                                    By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary

                                    SC REALTY INCORPORATED


                                    By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary


                                    SECURITY CAPITAL OPERATIONS INCORPORATED


                                    By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary


                                    SECURITY CAPITAL OFFICE BUSINESS TRUST


                                    By: /s/ Jeffrey A. Klopf
                                    Name:  Jeffrey A. Klopf
                                    Title: Secretary
     November 15, 2001

                                  Exhibit Index


Exhibit 17 Purchase and Sale Agreement by and between Security Capital Group Incorporated and CarrAmerica Realty Corporation, dated as of November 15, 2001.

Exhibit 18 Letter from Security Capital Group Incorporated to CarrAmerica Realty Corporation, dated November 15, 2001.

Exhibit 19 Security Capital Group Incorporated Press Release, dated November 16, 2001.